
July 30, 2105

Henry Sargent
Chief Executive Officer
BMP Holdings Inc.
381 West Mountain Rd.
Ridgefield, CT 06877

> **Re: BMP Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 23, 2015**
> **File No. 333-204070**

Dear Mr. Sargent:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2015 letter.

The Offering, page 5

Termination of the Offering, page 5

1. Please explain to us whether the offering will terminate immediately because you state that "[t]he offering will conclude upon the earliest of… (ii) such time as all of the Selling Shareholder's stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act, or any other rule of similar effect." Based upon your statement on page 18 that "[n]one of the selling security holders are affiliates or controlled by [y]our affiliates" it appears the volume limitations of Rule 144(e) of the Securities Act may not apply to your selling shareholders. In addition you should remove one of the "Termination of the Offering" discussions on page 5 or ensure that they are consistent.

Henry Sargent
BMP Holdings Inc.
July 30, 2015
Page 2

<u>Financial Statements</u>

2. Please provide a statement of members' equity (deficit) as required by Rule 8-02 of Regulation S-X.

     You may contact Theresa Messinese (202) 551-3307, or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor